Exhibit 12
DISCOVERY COMMUNICATIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS(1)
(Dollars in Millions)

	For the
	Three
	Months
	Ended
	March
	31,		For the Year Ended December 31,

	2009		2008		2007		2006	2005	2004

			(recast)(2)
Earnings:
Net income from continuing operations	$123		$402		$86		$52	$25	$51

Add:
Provision for income taxes	70		352		56		41	47	33
(Earnings) loss of equity investees	(1)		61		(142)		(104)	(80)	(84)
Distributions of income from equity investees	1		4		—		—	—	—
Total interest expense	57		258		—		—	—	—
Portion of rents representative of the interest factor	10		47		11		10	11	9

Earnings (Loss) as adjusted	$260		$1,124		$11		$(1)	$3	$9

Fixed charges:
Total interest expense	$57		$258		$—		$—	$—	$—
Portion of rents representative of the interest factor	10		47		11		10	11	9

Total fixed charges	$67		$305		$11		$10	$11	$9

Preferred stock dividends	—		—		—		—	—	—

Total combined fixed charges and preferred stock dividends	$67		$305		$11		$10	$11	$9

Ratio of earnings (loss) to fixed charges	3.9	x	3.7	x	1.0	x	—	—	1.0	x

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	3.9	x	3.7	x	1.0	x	—	—	1.0	x

Deficiency							$11	$8

(1)	The results for the years prior to 2008 reflect only the results of our predecessor, Discovery Holding Company.

(2)	The 2008 results have been recast to reflect the adoption of Financial Accounting Standards Board Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“FAS 160”). The adoption of FAS 160 did not impact the financial information prior to 2008 as there were no non-controlling interests in DHC prior to the Newhouse Transaction. For more information, please see our Current Report on Form 8-K filed on June 16, 2009.